[Fund letterhead]

February 5, 2010

VIA EDGAR

Christina DiAngelo U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:

Embarcadero Funds, Inc. (File No. 811-09116)

Dear Ms. DiAngelo:

This letter responds to the comments you provided by telephone to Kurt Decko, counsel to the Embarcadero Funds, Inc. (the “Company”) on December 8, 2009 concerning the Company’s filings, including its Annual Report to Shareholders for the period ended December 31, 2008 (the “Report”), and other matters.  The Company has five series, which are referred to as the “Funds” or individually as a “Fund” below.

1.  Comment:  The Funds’ website contains a copy of the Funds’ 2008 Semi-Annual Report to Shareholders, but does not contain the 2009 Semi-Annual Report.  Please update the website.

Response:  The website has been updated with the 2009 Semi-Annual Report.

2.  Comment:  When were audit fees paid by the Small-Cap Growth Fund?  In the Report, the Statement of Operations shows Audit Fees for the Small-Cap Growth Fund of $5,782, while the Statement of Assets and Liabilities shows an accrual of $18,500 for audit fees.

Response:  The accrued audit fee for another series of the Company was merged into the Small-Cap Growth Fund in connection with a reorganization during the 2008 fiscal year.  This created a larger accrual on the combined fund than the actual final audit fee billed, thus creating a lower expense on the Small-Cap Growth Fund for 2008.  Audit fees for the Small-Cap Growth Fund were paid in 2008 and 2009 as follows:

2008

2009

4/15/08

$13,250

3/26/09

$12,500

5/8/08

$2,250

7/6/09

$3,500

11/3/08

$5,000

1/10/10

$2,500

Total

$20,500

Total

$18,500

3.  Comment:  In the Statement of Operations, there is a line item entitled “Organizational Expense” and an amount listed for Small-Cap Growth Fund.  What does this represent?

Response:  The “Organizational Expenses” line item represents expenses incurred in connection with the reorganization of another series of the Company into Small-Cap Growth Fund during the 2008 fiscal year.  These expenses primarily relate to legal expenses incurred, some of which resulted from unexpected delays in completing the reorganization, as additional expenses were incurred to resolve issues arising with the registration statement and other matters, solicitation expenses, costs of printing and mailing the combined prospectus/proxy statement for use at the shareholder meeting.

4.  Comment:  In the average annual total return tables in the Report, the tables show the Funds’ 1-, 5- and 10-Year average annual returns.  Although not required, the Funds should consider showing comparative returns for their benchmarks in the table.

Response:  In future shareholder reports, benchmark returns will also be shown in the average annual total returns table.

5.  Comment:  In the sections discussing the Funds’ performance, the disclosures note that the Funds’ benchmarks have changed.  When a benchmark changes, the Funds should show both the old benchmark and the new benchmark, which the tables show.  The footnotes should also explain, however, the reason for the change in benchmarks.  A reason does not appear in the Report.

Response:  If the Funds change benchmarks in the future, which is likely in the future since some Funds are in the process of transitioning their investment programs, the footnote will disclose the reasons for the benchmark change.

6.  Comment:  The Report should contain some management discussion of fund performance.  The discussion in the President’s Letter in the Report focuses mostly on general information and does not discuss the Funds’ performance.  Please include Fund performance discussion in the future.

Response:  The next Annual Report to Shareholders will contain discussion of the Funds’ performance during the prior period.

7.  Comment:  The Statement of Operations indicates the advisory fees, as a total amount, paid during the 2008 fiscal year.  Please provide supplementally these amounts expressed in basis points.

Response:  During the 2008 fiscal year, new advisory contracts for three funds were approved by shareholders, at new advisory fee rates.  For the Alternative Strategies Fund, it did not pay advisory fees until shareholders approved a new advisory contract towards the end of 2008.  In addition, the previous advisory agreements for the All-Cap Growth Fund and Small-Cap Growth Fund contained fulcrum fees.  Because the fulcrum fee calculation was based on a rolling period during which assets declined, the fee (when expressed in basis points) typically resulted in a number above the fulcrum point.  Thus, the Funds’ adviser, Van Wagoner Capital Management, Inc., since 2006 and including during the 2008 fiscal year until the implementation of new advisory agreements, waived fees in excess of 1.00% based on current average daily net assets.  This waiver is not reflected in the below calculations.

For the All-Cap Growth Fund, the advisory fee was 1.71% for the entire year.  After shareholder approval of a new advisory agreement in fall 2008, the advisory fee was 1.15%.  For the Small-Cap Growth Fund, the advisory fee was 1.96% for the entire year.  After shareholder approval of a new advisory agreement in fall 2008, the advisory fee was 1.25%.  For the Alternative Strategies Fund, the advisory fee was 0.09% for the entire year.  After shareholder approval of a new advisory agreement in fall 2008, the advisory fee was 0.50%.  At shareholder meetings held in January 2010, shareholders of the All-Cap Growth Fund and Small-Cap Growth Fund approved new advisory rates for their Fund.  Shareholders of the Alternative Strategies Fund are considering a proposal to reorganize their Fund into another series of the Embarcadero Funds.

8.  Comment:  In the Company’s Form N-CSR, Item 4(e)(2), the response indicates 100% for tax services (paragraph (c)).  If these tax services were pre-approved, the response should indicate 0, as the item calls for disclosure of items that were not pre-approved.  Please confirm the tax services were pre-approved.

Response:  The tax services were pre-approved, and the item response will be updated in upcoming Form N-CSR filings to indicate the pre-approval.

9.  Comment:  In the Funds’ most recent Form N-PX filing, the disclosure indicates that no proxies were voted for the Alternative Strategies Fund because that Fund was only invested in other mutual funds.  The other mutual funds could have proxies from time to time, so the narrative description should be revised to indicate that there were no proxy matters during the period (if true) rather than a statement indicating that there could not have been any such matters.

Response:  Form N-PX filings for the Alternative Strategies Fund in future periods will be revised accordingly, and if there were matters submitted to shareholders by the mutual funds owned by the Funds, they will be disclosed.  There were no such matters during the period shown in the last Form N-PX.

If you have any questions concerning the foregoing, please do not hesitate to contact the Company’s counsel, Mark Perlow (415.249.1070) or Kurt Decko (415.249.1053), or me at 415.835.5000.

Sincerely,

/s/  Jay Jacobs

Jay Jacobs

cc:

Garrett Van Wagoner

Van Wagoner Capital Management, Inc.

Mark Perlow

Kurt Decko

K&L Gates LLP